EXHIBIT 21

Forest Laboratories, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Forest Pharmaceuticals, Inc.	Delaware
Inwood Laboratories, Inc.	New York
Forest Laboratories UK Ltd.	United Kingdom
Forest Laboratories Ireland Ltd.	Republic of Ireland
Forest Tosara Ltd.	Republic of Ireland